UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-22211

SOUTH JERSEY GAS COMPANY
 (Exact name of registrant as specified in its charter)

1 South Jersey Plaza
Folsom, New Jersey 08037
(609) 561-9000
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Medium Term Notes, Series B, 2003-4
Medium Term Notes, Series B, 2004-4
Medium Term Notes, Series C, 2005-1
(Title of each class of securities covered by this Form)

None
 (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Medium Term Notes, Series B, 2003-4: 2
Medium Term Notes, Series B, 2004-4: 1
Medium Term Notes, Series C, 2005-1: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, South Jersey Gas Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 13, 2023	SOUTH JERSEY GAS COMPANY

	By:	/s/ Steven R. Cocchi
	Name:	Steven R. Cocchi
	Title:	Chief Financial Officer